Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: March 19, 2008

Name of applicant:		RANDGOLD RESOURCES LIMITED
Name of scheme:		Randgold Resources Share Option Scheme
Period of return:	From:	SEPTEMBER 2007	To:	MARCH 2008
Balance of unallotted securities under scheme(s) from previous return:		590,836 (five hundred and ninety thousand eight hundred and thirty six)
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		89,716 (eighty nine thousand seven hundred and sixteen)
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		501,120 (five hundred and one thousand one hundred and twenty)
Name of contact:		D J HADDON
Telephone number of contact:		00 27 11 481 7214